UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 24, 2024
2.	Annual Meeting Proxy Card
3.	Annual Meeting Proxy Card (Brokers)
4.	Proxy Statement
5.	CEO Letter to Shareholders

 Item 1

Online

Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 11:59 p.m., EDT, on July 23, 2024.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LIMITED Annual General Meeting to be Held on July 24, 2024

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice, Proxy Card, Proxy Statement, Letter of the CEO, Proposed Bye-laws Amendment and Annual Report are available at:

If you would like to receive a hard copy, please request by email to investorvote@computershare.com.

Easy Online Access — View your proxy materials and vote.

Step 1: Go to www.envisionreports.com/GPRK. Step 2: Click on Cast Your Vote or Request Materials.
Step 3: Follow the instructions on the screen to log in. Step 4: Make your selections as instructed on each screen for your delivery preferences. Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before July 12, 2024 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED’s Annual General Meeting will be held on July 24, 2024 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 – 12.

1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.

2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

4.	To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.

5.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.

8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

9.	To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.

10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending December 31, 2024, to hold office until the close of the next Annual General Meeting.

11.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.

12.	To amend Section 49 of the Company’s Bye-laws in the manner set forth in the notice of the meeting and proxy materials.

13.	To present the audited consolidated financial statements for the fiscal year ended December 31, 2023, and the Auditor’s report thereon.

The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting.

The Board of Directors of the Company has fixed June 3, 2024, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

—	Internet – Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials.

—	Phone – Call us free of charge at 1-866-641-4276.

—	Email – Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by July 12, 2024.

 Item 2

Your vote matters – here’s how to vote!
You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., EDT, on July 23, 2024.

Online Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GPRK

2024 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

The Board of Directors recommends a vote FOR Proposals 1 - 12.

		For	Against	Abstain			For	Against	Abstain
1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	4.	To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9.	To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending December 31, 2024, to hold office until the close of the next Annual General Meeting.

☐	☐	☐
11.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐	12.	To amend Section 49 of the Company’s Bye-laws in the manner set forth in the notice of the meeting and proxy materials.	☐	☐	☐
13.	To present the audited consolidated financial statements for the fiscal year ended December 31, 2023, and the Auditor’s report thereon.	☐	☐	☐	.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — July 24, 2024

Hailey Edwards, Sarah Lusher, Jacari Brimmer-Landy and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on July 24, 2024 or at any postponement or adjournment thereof.

The Board of Directors of the Company has fixed June 3, 2024, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 12.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

 Item 3

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

2024 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 12.

		For	Against	Abstain			For	Against	Abstain
1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	4.	To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9.	To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending December 31, 2024, to hold office until the close of the next Annual General Meeting.

☐	☐	☐
11.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐	12.	To amend Section 49 of the Company’s Bye-laws in the manner set forth in the notice of the meeting and proxy materials.	☐	☐	☐
13.	To present the audited consolidated financial statements for the fiscal year ended December 31, 2023, and the Auditor’s report thereon.	☐	☐	☐	.

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — July 24, 2024

Hailey Edwards, Sarah Lusher, Jacari Brimmer-Landy and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on July 24, 2024 or at any postponement or adjournment thereof.

The Board of Directors of the Company has fixed June 3, 2024, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 12.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

 Item 4

ANNUAL GENERAL MEETING

Bermuda, 24 July 2024

GEOPARK LIMITED

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Incorporated in Bermuda with number EC 33273)

ANNUAL

GENERAL MEETING

24 July 2024

Please be advised that the Annual General Meeting

(the “AGM”) of the Company will be held at 10:00 a.m. UTC-3 on 24 July 2024 at Clarendon House, 2 Church Street,

4th Floor, Hamilton HM 11, Bermuda.

Registered office:

Clarendon House

2 Church Street, Hamilton HM 11, Bermuda

Annual General Meeting of

GeoPark Limited (the “Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10:00 a.m. UTC-3 on Wednesday, 24 July 2024, at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda, for the following purposes:

Election of Directors (Resolutions 1 through 9) Resolutions 1 through 9 propose the re-election of:

1.	Sylvia Escovar, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers herself for re-election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed.

2.	James F. Park, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

3.	Robert A. Bedingfield, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

4.	Carlos E. Macellari, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

5.	Brian F. Maxted, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

6.	Constantin Papadimitriou, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

7.	Marcela Vaca, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers herself for re-election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed.

8.	Somit Varma, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

9.	Andrés Ocampo, who was elected as a Director at the 2023 AGM of the Company to serve until the 2024 AGM, and whose appointment expires at the conclusion of the 2024 AGM in accordance with the Company’s Bye-laws, offers himself for re-election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed.

4	ANNUAL GENERAL MEETING

In accordance with the Company’s Bye-laws, the Board of Directors of the Company (the “Board”) recommends the re- election of the Director nominees listed in Resolutions 1 through 9 to serve until the next AGM or until their successors are elected or appointed. The terms of office of all of Directors listed in Resolutions 1 through 9 expire at the 2024 AGM and they all have indicated their willingness to be re-elected.

Please see below brief biographical details of each Director nominee standing and recommended by the Board for re- election pursuant to Resolutions 1 through 91 . The Board values the individual contributions of each of the Director nominees referred to above and is keen to retain their services. Accordingly, the Board recommends that you vote in favor of each of the Resolutions 1 through 9 re-electing the Director nominees.

[1] Directors’ general information and share ownership and ages are as of 28 May 2024.

Directors

Sylvia Escovar Gómez Age: 63 Nationality: Colombia Director since: August 2020 Chair of the Board since: June 2021

Sylvia Escovar Gómez has been a member of our Board since August 2020 and was appointed as Chair of the Board on 6 June 2021. An economist by training, she received her undergraduate degree from the Universidad de Los Andes in Colombia. She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. In 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. In 2023, Forbes named Ms. Escovar as one of the 100 most powerful women in Colombia. Ms. Escovar’s other board memberships include Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá, Organización Corona S.A., Terpel S.A., and Grupo Energía Bogotá (GEB).

Committee Memberships

Audit Committee - Member

Nomination and Corporate Governance Committee - Member

SPEED Committee - Member

Shares and Share Equivalents Held

Common Shares: 68,971

5	ANNUAL GENERAL MEETING

James F. Park Age: 68 Nationality: USA Director since: May 2002

James F. Park since co-founding the Company in 2002, served for 20 years as GeoPark´s Chief Executive Officer until his retirement in 2022. He initially founded and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today. He is the Vice Chair of our Board. Beginning as a drilling rig roughneck in his teenage years, Mr. Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East - and with a successful emphasis on people, communities, and the environment. He earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the University of Texas. Mr. Park is a member of the board of directors of GoodRock LLC, and Spark Resources LLC, and is a former board member of the humanitarian non-profit SEE (Surgical Eye Expeditions) International, and the service and advocacy non-profit Girls, Inc. He is a member of the AAPG and SPE, has a degree in environmental management, and has lived in Latin America since 2002.

Committee Memberships

Strategy and Risk Committee - Chairman

Technical Committee - Member

SPEED Committee - Member

Shares and Share Equivalents Held

Common Shares: 8,817,2512

2 As of May 2024, 352,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.

Robert A. Bedingfield Age: 76 Nationality: USA Director since: March 2015

Robert Bedingfield has been a member of our Board since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies, including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. From 2013 to 2023, Mr. Bedingfield served as board member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships

Audit Committee - Chairman

Compensation Committee - Member

Nomination and Corporate Governance Committee – Member

Shares and Share Equivalents Held

Common Shares: 178,839

6	ANNUAL GENERAL MEETING

Carlos Enrique Macellari Age: 71 Nationality: Argentina Director since: July 2022

Carlos E. Macellari has been a member of our board of directors since July 2022. He holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master´s degree and a PhD in geology from Ohio State University. He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil). As Director of Exploration and Development for Tecpetrol, he led the subsurface team responsible for making Fortín de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia. As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre-Salt Brazil, the Gulf of Mexico, Venezuela and Peru. Mr. Macellari has published over 50 technical papers and has been guest lecturer in numerous international forums. He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional de La Plata. At present he is an independent consultant on oil and gas exploration and production after founding and managing Andes Energy Consulting. He is a board member at Olympic Peru, and President of the Latin-American chapter of AAPG.

Committee Memberships

Strategy and Risk Committee - Member

Technical Committee - Member

Shares and Share Equivalents Held

Common Shares: 15,603

Brian Francis Maxted Age: 66 Nationality: England Director since: July 2022

Brian F. Maxted has been a member of our Board since July 2022. He holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle-upon-Tyne. Mr. Maxted is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 40 years. He spent the first part of his professional life from the late 1970s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990s. During the second half of his career from the mid-1990s through the 2010s Mr. Maxted held various exploration leadership roles for US-based independents, including Triton Energy and Hess Corporation. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and board member of Kosmos Energy. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic and technical counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy, a company focused on carbon solutions in the US Lower 48, where he currently serves as Chair of the board.

Committee Memberships

Technical Committee - Chairman Compensation Committee - Member Strategy and Risk Committee - Member

Shares and Share Equivalents Held

Common Shares: 16,542

7	ANNUAL GENERAL MEETING

Constantin Papadimitriou Age: 63 Nationality: Greece Director since: May 2018

Constantin Papadimitriou has been a member of our Board since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou was for 18 years CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith. During his tenure at the Cavamont group, Mr. Papadimitriou was initially head of Finance, then moved to head the Private Equity Portfolio as well as representing the group on the boards of associated companies including investments in the oil and gas, mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is a founding partner of Diorasis International, a company mainly focusing on investments in Greece and the broader Balkans in Aquaculture, and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University. Mr. Papadimitriou is currently a member of the board of directors of Cavamont Holdings Limited, Diorasis International S.A. and Capland SA.

Committee Memberships

Compensation Committee - Chairman

Audit Committee - Member

Strategy and Risk Committee - Member

Shares and Share Equivalents Held

Common Shares: 76,390

Marcela Vaca Torres Age: 55 Nationality: Colombia Director since: July 2022

Marcela Vaca joined GeoPark in August 2012 and served as General Director until August 2022. She has been a member of our board of directors since July 2022. She has more than 20 years of experience in planning, legal, environmental and social articulation and management of hydrocarbon exploration and production projects in Colombia and elsewhere in Latin America. Under her leadership as Director for Colombia and General Director, GeoPark became one of the leading oil and gas companies in the country. She plays a crucial role in advancing GeoPark’s diversity, equality and inclusion efforts, and promotes female empowerment as a key to the economic development of Latin America. Prior to joining our company, for nine years Ms. Vaca was the CEO of the Hupecol Group, where her achievements included leading both the development of the Caracara field and other various assets, as well as the M&A strategy that led to various divestments and acquisitions. From November 2000 to June 2003, she worked as Legal, Administrative and External Affairs Manager at GHK Company Colombia. Bloomberg Linea includes Ms. Vaca in its 500 most influential people in Latin America, and in 2020, 2021 and 2022 Forbes named her as one of the 50 most powerful women in Colombia. Ms. Vaca was a member of the board of directors of the Colombian Oil Association (ACP, Asociación Colombiana de Petróleo) from 2010 to 2021 and served as Chair of the Board until March 2022. Marcela graduated in Law with a specialization in Commercial Law from the Pontificia Universidad Javeriana in Colombia and is a Fulbright Scholar with a Summa Cum Laude Master (LLM) from Georgetown University in the USA. Currently, Ms. Vaca serves as board member at Corficolombiana, Fundación Juanfe and Women in Connection, and was also recently appointed as part of the Expert Group of Women in Resource Management at UNECE - United Nations European Comission for Europe.

Committee Memberships

SPEED Committee - Chair

Shares and Share Equivalents Held

Common Shares: 15,382

8	ANNUAL GENERAL MEETING

Somit Varma Age: 63 Nationality: USA Director since: August 2020

Somit Varma has been a member of our Board since August 2020. He has been a proven and respected investor in oil, gas, mining, and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms. Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Mr. Varma was Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. He is also currently an advisor to a global private equity firm and a family office. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Committee Memberships

Nomination and Corporate Governance Committee - Chairman

Compensation Committee - Member

Strategy and Risk Committee - Member

Technical Committee - Member

Shares and Share Equivalents Held

Common Shares: 79,146

Andrés Ocampo Age: 46 Nationality: Argentina Director since: July 2022

Andrés Ocampo has served as GeoPark’s Chief Executive Officer and as a member of the Board since July 2022. He joined GeoPark in 2010 and served as Chief Financial Officer from 2013 to 2022. Mr. Ocampo has been instrumental in helping GeoPark reach some of its greatest milestones, including its entry into Colombia and Brazil, the IPO on the New York Stock Exchange, the acquisition of Amerisur Resources, and significant acreage expansion in Colombia. His industry knowledge, and the discipline he has brought to the company’s capital allocation processes, have helped make GeoPark one of the most profitable companies in its peer group, with increasing shareholder returns. Prior to joining GeoPark, Mr. Ocampo worked in the Investment Banking Division of Credit Agricole Corporate and Citigroup, focusing on the oil and gas and commodities industries. Mr. Ocampo holds a bachelor’s degree in economics from Universidad Católica Argentina.

Committee Memberships

Strategy and Risk Committee - Member

SPEED Committee - Member

Shares and Share Equivalents Held

Common Shares: 226,863

9	ANNUAL GENERAL MEETING

Auditors (Resolution 10)

The Company, at each AGM, appoints auditors to hold office until the close of the next such AGM. In 2023 and pursuant to Section 72 of the Company’s Bye-laws, Ernst & Young S.A.S. (a member of Ernst & Young Global) was appointed by the Board as external Auditors of the Company, effective September 29, 2023, for the fiscal year ending December 31, 2023, in replacement of Pistrelli, Henry Martin y Asociados S.R.L. (a member of Ernst & Young Global). Every year the Audit Committee analyzes the performance and independence of the external Auditor of the Company. Upon the recommendation of the Audit Committee, Resolution 10 proposes to appoint Ernst & Young S.A.S. (a member of Ernst & Young Global) as external Auditor of the Company for the fiscal year ending December 31, 2024, to hold office until the close of the next AGM.

Auditors Remuneration (Resolution 11)

Resolution 11 proposes to authorize the Audit Committee to fix the remuneration of the Auditors of the Company. Bye-laws Amendments (Resolution 12)

Resolution 12 proposes to amend Section 49 of the Company’s Bye-laws, regarding Conflicts of Interest of Directors. The proposed amendments aim to (i) ensure that the Company has clear and concise language for regulating conflicts of interest; and (ii) broaden the situations where Directors must declare the nature and extent of any interest they may have to include not only those arising from transactions between the Company and its Directors, but also any interests that could result in or potentially lead to conflicts with the Company and its Directors.

The proposed amended version of these Bye-laws shall be read as follows, as amended to delete the stricken text shown in red from, and to add the underlined text shown in blue to, the current Bye-laws:

49. Conflicts of Interest

49.1.  Any Director acting in any capacity (whether as an owner, employee, partner or otherwise) of a business entity, or any business entity with respect to which a Director is an owner, employee, or partner and/or is otherwise affiliated, may provide services to the Company and be entitled to remuneration for those services, notwithstanding such Director’s position as Director of the Company.

~~Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to, the Company and such Director or such Director’s firm, partner or company shall be entitled to remuneration as if such Director were not a Director.~~ Nothing herein contained shall authorise a Director or Director’s ~~firm, partner or Company~~ business entity to act as Auditor to the Company.

49.2  A Director who ~~is~~ directly or indirectly has an interest ~~interested~~ in a contract or proposed contract ~~or~~, arrangement or transaction involving ~~with~~ the Company, or has any other interest that results or could potentially result, in a conflict with the best interests of the Company (the “Conflict Case”)~~,~~ shall declare the nature and extent of such interest as required by the Act.

Interest refers, without limitation, to any personal or financial stake that a Director may have in a contract, proposed contract, arrangement, or transaction involving the Company. This could include, without limitation, ownership of shares in another company involved in the transaction, familial relationships with individuals associated with the contract, or any other situation where such Director’s personal or financial interests may be in conflict with the Company’s interests and/ or its business.

49.3  Subject to the Act and any further disclosure required thereby, a general notice to the Directors by a Director or officer declaring that ~~he~~ such Director is a director or officer or has an interest in any business entity and is to be regarded as having a Conflict Case and therefore, interested in any transaction or arrangement made with that business entity shall for purposes of Bye-law 49.2, be sufficient declaration of interest in relation to any transaction or arrangement so made.

49.4  A Director may not vote or be counted in the quorum in relation to a resolution of the Directors or of a committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which such Director ~~he~~ has a Conflict Case ~~an interest~~, which is, to ~~his~~ such Director’s knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the Company). This prohibition does not apply to a resolution concerning any of the following matters:

a.  the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by such Director ~~him~~ or any other person at the request of or for the benefit of the Company;

10	ANNUAL GENERAL MEETING

b.  the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company for which such Director ~~he himself~~ has assumed in such Director’s individual capacity, responsibility in whole or in part, either alone or jointly with others, under a guarantee or by the giving of security;

c.  a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company for subscription or purchase, in which offer such Director ~~he~~ is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of such offer ~~which he is to participate;~~

d.  a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary of the Company) in which such Director ~~he~~ is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “Rrelevant C~~c~~ompany”) if such Director ~~he~~ does not, to his knowledge, hold an interest in shares in the Relevant Company representing 1% or more of either any class of the equity share capital of, or ~~the~~ voting rights in, the Rrelevant C~~c~~ompany;

e.  a contract, arrangement, transaction or proposal for the benefit of the employees of the Company (including any pension fund or retirement, death or disability scheme) which does not award such Director ~~him~~ a privilege or benefit not generally awarded to the employees to whom it relates; and

f.  a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of Directors or for the benefit of persons including Directors.

Recommendation

The Board considers that the proposals described in this letter are in the best interest of the Company and therefore of the Shareholders as a whole, and recommend Shareholders vote in favor of all the resolutions to be proposed at the AGM.

Additionally, at the AGM we will also present the Company’s financial statements for the year ended December 31, 2023, and the respective Auditors’ report and present them to Shareholders in accordance with Bermuda law. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (including the Company’s financial statements and Auditors’ report thereon) is available at our website (www.geo-park.com), and at our online voting platform (www. envisionreports.com/GPRK). If you would like to receive a hard copy of the financial statements and auditors’ report, please request one by email to: investorvote@computershare.com.

The Board has established June 3, 2024, as the record date of the AGM and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof. Only Shareholders and their legal proxyholders may attend the AGM.

Sylvia Escovar Gómez Chair of the Board	Mónica Jiménez Secretary of the Company

11	ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING

24 July 2024

WWW.GEO-PARK.COM

12	ANNUAL GENERAL MEETING

 Item 5

Letter from our Chief Executive Officer

Dear Fellow Shareholders:

Last year was challenging for GeoPark, with some headwinds coming from production shortfalls that had affected our business performance, which was then followed by a disappointing share price performance throughout the year. Despite these setbacks, I am pleased to report that our disciplined capital allocation methodology – which aims to maximize shareholder value creation – has once again allowed us to make significant progress in all key elements of our business and strategy: we ended the year with more reserves and more production following some new discoveries in very attractive plays; generated significant cash flow and profits; returned more cash back to our shareholders; continued to improve all of our ESG metrics and – as more recently announced – we massively expanded and high-graded our organic portfolio with the acquisition of new assets in Vaca Muerta – the best onshore hydrocarbon play in Latin America today and one of the best in the world. It is extremely important for me and for the entire GeoPark team that temporary short-term setbacks – which will occur in our business daily – do not stop us from achieving our long-term goals, strategy and ambition: to become the leading independent energy company in Latin America.

Our entry into Vaca Muerta is a transformational transaction that provides immediate access to (1) a fast-growing production base currently at 5,500 to 6,500 net boed which could reach a plateau of 18,000 net boepd by 2028; (2) approximately 49.5 mmboe of net 2P reserves1 with a NPV10 of $823 million (equivalent to over $16 per GeoPark share); (3) a large scale exploration upside with more than 241 gross mmboe of Contingent Resources (certified by D&M)2 and additional potential 200 drilling locations (with first exploration wells currently being drilled); (4) cash flow generation with an estimated Adjusted EBITDA of $90-100 million3 in full year 2024 and close to $300 million at production plateau (at $70/bbl Brent oil price); as well as (5) two new strategic partners, Mercuria, one of the world largest energy traders, and Phoenix Global Resources, one of the best and proven operators in Vaca Muerta today.

OUR BUSINESS MODEL

A central component of our growth strategy is a streamlined business model, which is focused on three elements that provide clarity, alignment, and purpose, empowering our team to capture the opportunities that lie in front of us:

We deliver more energy by focusing on finding and producing more oil and gas, and effectively delivering it to the market. With our strong focus on results, our business model requires the right people, the right assets, and the right execution.

We invest to return value to all our stakeholders. That means we follow a disciplined capital allocation targeting the highest value projects, while responsibly assuming and managing risk.

We create and share prosperity with everyone, our shareholders, employees, neighbors, while protecting the environment and maintaining the highest standards of ethics and governance.

The underlying force behind our business model is our unique and entrepreneurial culture of endurance, flexibility, performance and trust where each employee has a key role to play, as well as our home-grown Value System that we call SPEED, which has consistently ensured that sustainability is at the heart of our business decisions and actions.

1 According to DeGolyer & MacNaughton (D&M) certification from December 2023

2 118 mmboe net to GeoPark

3 Calculated at Brent $80 – 90 per barrel. The Company is unable to present a quantitative reconciliation of the Adjusted EBITDA ratio which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as is the case of Adjusted EBITDA, write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

OUR 2023 RESULTS

Building Value, Safely

Safety comes first in SPEED, which stands for Safety, Prosperity, Employees, Environment, and Community Development. Making sure that everybody returns home safely and in good health every day has always been our priority.

In 2023 we obtained the ISO 45001 occupational health and safety management certification for the first time and continued expanding and reinforcing our programs. With a 20% increase in total hours worked and 35% more kilometers traveled compared to 2022, it was a challenging year that reaffirmed our ongoing commitment to improvement and increased emphasis on leadership and operational discipline throughout our Company and value chain.

We ended the year with increased 2P reserves, sustained cash returns to shareholders, a strong balance sheet, and significant cash on hand. We invested $200 million in capital expenditures to drill 48 gross wells resulting in a 2P reserve replacement ratio of 110%. We generated $452 million in Adjusted EBITDA and $111 million of net profit, the equivalent of approximately $2 per share. Every dollar invested in our assets returned $2.3 in Adjusted EBITDA, proving the quality of our asset base and consistent capital discipline. We ended the year with a significant cash position of $133 million and our debt profile remained below our long-term targets of 1.0-1.5x. Our solid cash generation allowed us to reward our shareholders with a 13% capital return yield4 or $61 million, balanced between buybacks and dividends.

We had a strong finish in 2023 after operational results during the fourth quarter allowed us to recover production volumes. Solid production performance in the Llanos 34 and CPO-5 blocks have continued driving volumes this year, with CPO-5 reaching an all-time high of approximately 30,000 bopd gross, almost 4 times bigger than when it was acquired in November 2019.

Our successful exploration drilling campaign in 2023 added over 5,500 bopd gross with discoveries including three different growth fairways — two in Colombia and one in Ecuador — which we are currently delineating and developing. Acquiring more than 650 km2 of 3D seismic in our Llanos Exploration blocks, one of the three biggest onshore seismic projects in Colombia, is expected to add further prospects to our organic exploration inventory.

We Continue Investing in our People

To attract and retain talent, the very heart of GeoPark, we have always strived to create a work environment that motivates and rewards our people. That is why 100% of our employees are GeoPark shareholders. A highlight of the year was GeoPark’s Leadership Program, our in-house catalyst for growth focused on performance, empowerment, and commitment to results.

We are immensely proud of the Great Place to Work certification we obtained in Colombia, Argentina, and Chile, which recognizes our progress in building a workplace environment that rewards the contributions of all our employees. We are also pleased to have been included in the Bloomberg Gender-Equality Index for the second consecutive year, and to continuously improve our diversity, equity, and inclusion results. Women now make up 39% of our workforce — a percentage well above the industry average. What’s more, in 2023 47% of our new hires, including technical roles, are women.

We actively encourage all our employees to embrace an open mindset to constantly seek efficiency, implement sustainable solutions, and create value in core areas of our business. What started as a distinctive feature of our culture has evolved into an established program within our Company, with our employee-led Innovation Committee currently overseeing the progress of 34 projects in various stages of development.

4 Based on GeoPark’s average market capitalization from December 1, 2023 to January 1, 2024

A Year of Social, Environmental and Governance Achievements

Earlier this year we published our seventh SPEED/Sustainability Report, which highlights our strong results in our Greenhouse Gas (GHG) emissions reduction strategy, and the steady progress we are making towards our 2050 net zero goal.

In 2023 the emissions intensity of our operations fell to 10.6 kg CO2e/boe, an 18% decrease from 2022 and a 26% reduction from the baseline in the decarbonization plan we announced two years ago. The carbon intensity of our Llanos 34 was 7 kg CO2e/boe, a 28% decrease compared to 2022 and a 42% reduction from the already low baseline of 12.1 kg CO2e/boe. This accomplishment in our core block, which is key to Colombia’s oil production, confirms our commitment to climate action and underpins a year of multiple social, environmental, and governance achievements:

  We were recognized for the first time by MSCI as an ’ESG Leader’ with the Company’s rating upgraded to ‘AA’ from its initial ‘B’ rating in 2018.

  We received Colombia’s top private sector prize for Corporate Social Responsibility, a Portafolio Award, from among 90 local and international companies.

  KPMG’s Board Leadership Center rated GeoPark’s Board of Directors as the third best in Colombia, after evaluating more than 30 boards in the country.

Earlier this year, we celebrated 10 years since listing on the New York Stock Exchange, a milestone that has given us the opportunity to access a broad, global shareholder base. We are grateful to our neighbors, partners, host governments, and the more than 2,000 shareholders and bondholders that have trusted us and joined us in this journey. Our deepest gratitude goes to our employees; the women and men who, each day, apply their expertise, dreams, principles, and exceptional work ethic to continue building a Company that fills us with pride. We look forward to your feedback and ideas and remain committed to delivering results for many more years to come.

Andrés Ocampo

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: June 13, 2024